Jeffrey T. Haughey

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8146

Fax: 816.983.8080

jeff.haughey@huschblackwell.com

January 30, 2012

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	WireCo WorldGroup Inc.
Amendment No. 3 to Form S-4
Filed December 9, 2011
File No. 333-174896

Dear Mr. Ingram:

We have set forth below the response of WireCo WorldGroup Inc. (“WireCo” or the “Company”) and its Co-Registrants to the comments contained in the comment letters from the staff of the Securities and Exchange Commission (the “Staff”), dated December 19, 2011 and December 20, 2011. The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”). Amendment No. 4 reflects the Company’s response to the Staff’s comments. For ease of reference, we reproduce below the relevant comment, and include the Company’s response to such comment.

Exhibit 23.1

1.	Comment: Please make arrangements with your auditor to have them remove the incorporation by reference language from the consent, since their report appears to be included directly in the Form S-4/A.

Response: This consent has been revised as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

January 30, 2012

General

2.	Comment: We note that your parent guarantor and subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances.

Since the indenture appears to contain provisions for the release of the parent’s guarantee, you would be disqualified from relying on the exceptions contained in Rule 3-10 of Regulation S-X and each issuer of a guaranteed security and each guarantor of that security must file the financial statements specified by Regulation S-X for a registrant. Under the circumstances, we would not object to the filing of a pre-effective amendment that includes a supplemental indenture that reflects the removal of those release provisions. We would expect to see corresponding changes to the disclosure in the prospectus and the filing of new legal opinions to account for the changes requested by this comment.

As for the release provisions applicable to the subsidiary guarantees, please advise us as to whether or not those provisions apply in only customary circumstances. If the release provisions are so limited, please revise your footnote disclosure to indicate that the full and unconditional guarantees of the subsidiary guarantors are subject to customary release provisions. If the release provisions are non-customary, then you would not be eligible to rely on the exceptions contained in Rule 3-10 of Regulation S-X, however, as indicated in the immediately preceding paragraph, an amendment that reflects the removal of the non-customary release provisions would be acceptable.

Response: The Company and the guarantors have entered into a supplemental indenture, dated as of January 30, 2012, with U.S. Bank National Association (the “Supplemental Indenture”) to make the requested revisions that will allow the Company to rely on the exceptions contained in Rule 3-10 of Regulation S-X. In particular, the Indenture now excludes the parent guarantor from the release provisions. As for the release provisions applicable to subsidiary guarantees, the Indenture has been amended so that the release provisions apply in only customary circumstances. Please see Exhibit 4.1(i) to see how we amended the Indenture in this regard. The prospectus, footnote disclosures and the legal opinions have also been revised as requested to account for the terms of this Supplemental Indenture.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

January 30, 2012

If you have questions or comments concerning the matters discussed above, please call the undersigned at 816-983-8146 or Steve Carman at 816-983-8153.

Respectfully submitted,

/s/ Jeffrey T. Haughey

Jeffrey T. Haughey